United States securities and exchange commission logo





                             March 2, 2021

       Feng Tian
       Chairman, President and Chief Executive Officer
       Ambrx Biopharma Inc.
       10975 North Torrey Pines Road
       La Jolla, California 92037

                                                        Re: Ambrx Biopharma
Inc.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted February
3, 2021
                                                            CIK No. 0001836056

       Dear Dr. Tian:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1, Submitted February 3, 2021

       Summary
       Overview, page 1

   1. Please balance your discussion in the Summary of the ongoing clinical trials related to your product candidates
in China by clarifying that the clinical data discussed may not be accepted by the FDA or
comparable foreign regulatory authorities, as you have stated in the risk factor on page
32.
   2. Given your disclosures regarding AEs and SAEs on pages 148-150, please balance your statements concerning
your product candidates being well-tolerated or potentially safer than other products in
the Summary.
 Feng Tian
FirstName  LastNameFeng Tian
Ambrx Biopharma   Inc.
Comapany
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3. Please explain what you mean by "potentially registrational" trials, as referenced throughout the prospectus.
Our Product Pipeline, page 2

4. We note much of the trial disclosure is for studies conducted by NovoCodex. Please revise the Summary and the description of the License Agreement with NovoCodex for ARX788 on pages 112 and 167 to explain your ability and intent to use and
rely upon NovoCodex   s
         trial data. Please also revise the pipeline table to clarify which arrows reflect trials conducted by NovoCodex and in a footnote state the nature of your relationship and ability to use such data.
5. With respect to your pipeline table, please make the table and footnotes legible and
         remove the    marketed    column from your pipeline table as it
implies likelihood of
         regulatory approval. Please also removed the planned trials from your table.
6.       Please revise page 4 to define DCR.
7. We note your statement on page 6 that in preclinical models, ARX788 has demonstrated greater anti-tumor activity as a single agent compared to T-DM1, an approved ADC, in
         HER2-positive cancers. If this comparison reflects a head-to-head comparison please revise to state such. If not, please remove such comparison as comparisons to available products and other product candidates are not appropriate unless you have conducted head-to-head trials.
ARX788, page 3

8. We note your statement on page 4 that you have "developed a clinical development strategy to accelerate the development of ARX788" and your emphasis throughout the prospectus on "accelerated development timelines". We contrast these statements with your risk factor on page 31 which states that accelerated approval by the FDA, even if granted, may not lead to faster development or regulatory review or approval. Please revise to balance your discussion in the Summary to clarify these points.


Use of Proceeds, page 97

9. Please revise this section to provide more specific detail regarding the use of the funds to be allocated to the development and commercialization of ARX517 and your EPB product candidates, including reference to specific phases of preclinical and/or clinical trials, as applicable.
Business
Overview, page 130

10. We note your statement on page 130 that you observed a favorable safety profile in your
 Feng Tian
FirstName  LastNameFeng Tian
Ambrx Biopharma   Inc.
Comapany
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         ongoing Phase 1 clinical trial of ARX788. Please revise this statement and all similar statements throughout your prospectus to remove implication that your product candidates are safe or effective, as these determinations are solely within the authority of the FDA and comparable regulatory bodies.
Our Product Pipeline, page 142

11. Please provide the SAE details mentioned on page 27, including the one death, in your description of the applicable study for ARX788 in the Business section.
Summary of ARX788 Clinical Results, page 144

12. Please revise page 146 and 148 to define EOT, SD and PR shown in the graphics.
Our Collaborations, page 167

13. Please revise page 169 to provide the royalty term of the License Agreement with
         Agensys.
14. On page 171 you state that the License Agreement with The Regents will terminate upon the expiration of the last to expire patent or abandonment of the last to be abandoned patent application licensed under the agreement. Please revise to state when these patents are expected to expire, and also the royalty term.
15. One page 172 you state that the License Agreement with Calibr terminates upon the expiration of the last payment obligations under the agreement. Please revise to state the payment obligations under the agreement, including any royalties or milestone payments.
16. With respect to the Elanco License Agreement, please revise page 172 to disclose the aggregate upfront and milestone payments received to date, the term and termination provisions of the agreement, the aggregate potential milestone payments to be received, and the royalty term. In addition, we note you have listed the Elanco partnership in the collaboration pipeline table on page 140 but have not filed the related License Agreement as an exhibit. Please either file the License Agreement pursuant to
Item 601(b)(10) of
         Regulation S-K, or provide an analysis as to why you do not believe filing is required. If you do not consider the agreement material, please remove the collaboration from the table.
Intellectual Property, page 176

17. Please revise page 178 to state the material foreign jurisdictions covered by your patents with respect to each of your EuCODE mammalian platform and the ReCODE bacterial platform, respectively.
Description of American Depositary Shares
Governing Law, page 252

         We note on page 252 that your forum selection provision identifies state and federal
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Comapany
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18. courts in New York, New York as the exclusive forum for certain litigation. Please disclose whether this provision applies to actions arising under the Securities Act or
         Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

         Please also revise your statement on page 82 where you refer to state and federal courts in
         New York as having non-exclusive jurisdiction over matters arising under the deposit agreement to clarify that such statement does not apply to suits by investors, which must exclusively be filed in a state or federal court in New York, New
York.
Exhibits

19. Please file the Shanghai Option Agreement as an exhibit pursuant to Item
         601(b)(10)(i)(A) of Regulation S-K.

20. On page 256 you state that the matters discussed in this section related to US federal income tax law are the opinion of Cooley LLP, and the discussion of Cayman Islands tax law are the opinion of Harney Westwood & Riegels; however, no tax opinions have been filed as exhibits. Please file tax opinions in relation to the opinions expressed on pages
         256-261, or advise. See Section III of Staff Legal Bulletin No. 19 for guidance.
General

21. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Michael Fay at 202-551-3812 or Brian Cascio at 202-551-3676 if you
have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Laura Crotty at 202-551-7614 with any other questions.



                                                               Sincerely,
 Feng Tian
Ambrx Biopharma Inc.
March 2, 2021
Page 5
FirstName LastNameFeng Tian
                                    Division of Corporation Finance
Comapany NameAmbrx Biopharma Inc.
                                    Office of Life Sciences
March 2, 2021 Page 5
cc:       Sean Clayton, Esq.
FirstName LastName